SCHEDULE 13D
(Rule 13d-101)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Delek Logistics Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

24664T 103
(CUSIP Number)

Andrew L. Schwarcz 7102 Commerce Way Brentwood, Tennessee 37027 Telephone: (615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* 14,798,516 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power* 14,798,516 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person* 14,798,516 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11** Approximately 61.0%
(14)	Type of reporting person HC; CO

*
Includes 11,999,258 common units representing limited partner interests (“Common Units”) that were issued, effective February 25, 2016, upon the one-to-one conversion of all of the issued and outstanding subordinated units representing limited partner interests (“Subordinated Units”) upon the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012.

**
Based on the number of Common Units (24,276,789) issued and outstanding as of February 26, 2016 after giving effect to the conversion of the Subordinated Units, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lion Oil Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Arkansas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* 12,611,465 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power* 12,611,465 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person* 12,611,465 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11** Approximately 51.9%
(14)	Type of reporting person CO

*
Includes 11,999,258 Common Units that were issued, effective February 25, 2016, upon the one-to-one conversion of all of the issued and outstanding Subordinated Units upon the expiration of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012.

*
Based on the number of Common Units (24,276,789) issued and outstanding as of February 26, 2016 after giving effect to the conversion of the Subordinated Units, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Marketing & Supply, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,187,051 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,187,051 common units
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,187,051 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 9.0%
(14)	Type of reporting person OO - limited liability company

*
Based on the number of Common Units (24,276,789) issued and outstanding as of February 26, 2016 after giving effect to the conversion of the Subordinated Units, as reported to the Reporting Persons by the Issuer.

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (as amended, “Schedule 13D”). This Amendment No. 1 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2.    Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement, which was filed as Exhibit F to the original Schedule 13D and is incorporated into this Item 2 by reference, by (i) Delek Marketing & Supply, LLC, a Delaware limited liability company (“Delek Marketing”), (ii) Lion Oil Company, an Arkansas corporation (“Lion Oil”), and (iii) Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Marketing and Lion Oil, the “Reporting Persons”).
Delek is a publicly traded company and the sole member of Delek Marketing and the sole stockholder of Lion Oil.
(b) The business address of Delek, Delek Marketing and Lion Oil is 7102 Commerce Way, Brentwood, Tennessee 37027.
(c) The principal business of Delek Marketing is to hold a limited partner interest in the Issuer. The principal business of Lion Oil Company is to own and operate a refinery in El Dorado, Arkansas, and to hold a limited partner interest in the Issuer and ownership interests of other subsidiaries of Delek. Delek, through its subsidiaries, including Lion Oil, owns and operates two independent refineries located in Tyler, Texas, and El Dorado, Arkansas, currently representing a combined 155,000 bpd of crude oil throughput capacity. Delek, through its subsidiaries, including Lion Oil, produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets. In addition to its ownership and operation of the El Dorado and Tyler refineries, Delek also owns and operates one of the largest company-operated convenience store chains in the southeastern United States. Delek is also the sole stockholder of Delek Logistics Services Company, a Delaware corporation (“Delek Services”), which owns a 95.35% member interest in Delek Logistics GP, LLC, the general partner of the Issuer (the “General Partner”).
Delek Marketing is a member-managed limited liability company that is controlled by Delek, its sole member. The name and present principal occupation of each executive officer of Delek Marketing (the “Delek Marketing Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.
Lion Oil is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Lion Oil (the “Lion Oil Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.
Delek Marketing and Lion Oil are wholly owned subsidiaries of Delek. Delek has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the “Delek Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 7102 Commerce Way, Brentwood, Tennessee 37027.
The Delek Marketing Covered Individuals, Lion Oil Covered Individuals and Delek Covered Individuals are collectively referred to as the “Covered Individuals” who, together with the Reporting Persons, are the “Covered Persons.”
(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Not applicable.
Item 3.    Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
All 11,999,258 issued and outstanding Subordinated Units were converted into Common Units on a one-for-one basis, effective February 25, 2016, upon the expiration of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership.

Item 4.    Purpose of Transaction
Item 4(d) is hereby amended and restated in its entirety as follows:
(d) Delek, as majority indirect owner of the General Partner, increased the size of the General Partner’s board of directors to eight members. The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by Delek. Some of Delek’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its ownership of 100% of the capital stock of Delek Services, Delek will have the ability to elect all the members of the board of directors of the General Partner.
Item 5.    Interest in Securities of the Issuer
Item 5(a) is hereby amended and restated in its entirety as follows:
(a) (1) Delek Marketing is the record and beneficial owner of 2,187,051 Common Units, which, based on there being 24,276,789 Common Units outstanding as of February 26, 2016, represents 9.0% of the outstanding Common Units of the Issuer.
(2) Lion Oil is the record and beneficial owner of 12,611,465 Common Units, which, based on there being 24,276,789 Common Units outstanding as of February 26, 2016, represents 51.9% of the outstanding Common Units of the Issuer.
(3) Delek does not directly own any Common Units of the Issuer; however, as the sole member of Delek Marketing and the sole stockholder of Lion Oil, it may be deemed to beneficially own the 14,798,516 Common Units held of record by Delek Marketing and Lion Oil, which based on there being 24,276,789 Common Units outstanding as of February 26, 2016, represents 61.0% of the outstanding Common Units of the Issuer.
(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	208,631	1.7%
Assaf Ginzburg	9,242	*
Frederec C. Green	54,020	*
Donald N. Holmes	10,465	*
Kent B. Thomas	10,271	*
Harry P. (Pete) Daily	11,121	*
Gary M. Sullivan, Jr.	4,948	*
Daniel Gordon	300	*

*    Less than 1% of the class beneficially owned.

A new Item 5(c) is added as follows:
(c) On March 1, 2016, Assaf Ginzburg sold 50,000 common units at a weighted average sale price of $29.8631 per unit and Daniel Gordon sold 3,635 common units at a weighted average sale price of $30.5899 per unit. All sales were made in the open market.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 and 4.
Item 7.    Material to Be Filed as Exhibits

EXHIBIT 1	Directors and Executive Officers of Delek US Holdings, Inc., Delek Marketing & Supply, LLC and Lion Oil Company (filed herewith).

EXHIBIT 2
First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT 3
Contribution, Conveyance and Assumption Agreement dated November 7, 2012, among Delek Logistics Partners, LP, Delek Logistics GP, LLC, Delek Logistics Operating, LLC, Delek Crude Logistics, LLC, Delek US Holdings, Inc., Delek Marketing & Supply, LLC, Delek Marketing & Supply, LP, Lion Oil Company and Delek Logistics Services Company (filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT 4
Third Amended and Restated Limited Liability Company Agreement of Delek Logistics GP, LLC (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2013 and incorporated herein in its entirety by reference).

EXHIBIT 5
Underwriting Agreement, dated as of November 1, 2012, by and among Delek US Holdings, Inc., Lion Oil Company, Delek Marketing & Supply, Inc. and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT 6	Joint Filing Statement (filed as Exhibit F to the Reporting Persons’ Schedule 13D filed with the Commission on November 20, 2012).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: March 2, 2016

DELEK US HOLDINGS, INC.

By:	/s/ Kent B. Thomas
Name: Kent B. Thomas
Title: Executive Vice President and General Counsel

DELEK MARKETING & SUPPLY, LLC

By:	/s/ Kent B. Thomas
Name: Kent B. Thomas
Title: Executive Vice President and General Counsel

LION OIL COMPANY

By:	/s/ Kent B. Thomas
Name: Kent B. Thomas
Title: Executive Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT 1	Directors and Executive Officers of Delek US Holdings, Inc., Delek Marketing & Supply, LLC and Lion Oil Company (filed herewith).

EXHIBIT 2
First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT 3
Contribution, Conveyance and Assumption Agreement dated November 7, 2012, among Delek Logistics Partners, LP, Delek Logistics GP, LLC, Delek Logistics Operating, LLC, Delek Crude Logistics, LLC, Delek US Holdings, Inc., Delek Marketing & Supply, LLC, Delek Marketing & Supply, LP, Lion Oil Company and Delek Logistics Services Company (filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT 4
Third Amended and Restated Limited Liability Company Agreement of Delek Logistics GP, LLC (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2013 and incorporated herein in its entirety by reference).

EXHIBIT 5
Underwriting Agreement, dated as of November 1, 2012, by and among Delek US Holdings, Inc., Lion Oil Company, Delek Marketing & Supply, Inc. and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2012 and incorporated herein in its entirety by reference).

EXHIBIT 6	Joint Filing Statement (filed as Exhibit F to the Reporting Persons’ Schedule 13D filed with the Commission on November 20, 2012).